# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLARUS CORPORATION, CIK 0000913277
CUSIP: 18270P109
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2084 East 3900 South, Salt Lake City, Utah (UT), 84124
Date of event which requires filing of this statement: 05/29/2025
Filed by CIK 0000935577
Persons authorized to receive notices and communications: Robert L. Lawrence, Kane Kessler, P.C., 600 3rd Avenue, 35th Floor, New York, New York (NY), 10016, (212) 519-5103

## Reporting persons
- Warren B. Kanders (CIK 0000935577): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 6,973,377; shared voting power 100,444; sole dispositive power 6,973,377; shared dispositive power 100,444; aggregate amount beneficially owned 7,073,821 (17.9% of the class)
  Comment: This Amendment No. 17 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on April 12, 2002, as amended by Amendment No. 1 filed on June 6, 2002, as amended by Amendment No. 2 filed on October 29, 2002, as amended by Amendment No. 3 filed on April 17, 2003, as amended by Amendment No. 4 filed on August 20, 2008, as amended by Amendment No. 5 filed on December 9, 2008, as amended by Amendment No. 6 filed on January 5, 2009, as amended by Amendment No. 7 filed on May 14, 2010, as amended by Amendment No. 8 filed on June 4, 2010, as amended by Amendment No. 9 filed on February 28, 2012, as amended by Amendment No. 10 filed on October 18, 2013, as amended by Amendment No. 11 filed on January 31, 2019, as amended by Amendment No. 12 filed on June 2, 2022, as amended by Amendment No. 13 filed on September 15, 2023, as amended by Amendment No. 14 filed on December 19, 2023, as amended by Amendment No. 15 filed on January 30, 2024, and as amended by Amendment No. 16 filed on March 12, 2024 (collectively, the "Schedule 13D") by the Reporting Persons (as defined in the Schedule 13D) with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Clarus Corporation (the "Company"), a Delaware corporation, whose principal executive office is located at: 2084 East 3900 South, Salt Lake City, Utah 84124. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.
- Kanders GMP Holdings, LLC (CIK 0001492722): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,528,465; sole dispositive power 0; shared dispositive power 1,528,465; aggregate amount beneficially owned 1,528,465 (3.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: CLARUS CORPORATION
Address of issuer's principal executive offices: 2084 East 3900 South, Salt Lake City, Utah (UT), 84124

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by the addition of the following:

The securities reported in this Amendment No. 17 to Schedule 13D as beneficially owned by the Reporting Person that were acquired since the filing of Amendment No. 16 to Schedule 13D on March 12, 2024 were acquired with funds of approximately $1,239,282. All such funds were provided from the personal funds of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following:

On May 29, 2025, the Company delivered a letter (the "Exemption Letter") to Mr. Kanders and his affiliates (collectively, "Kanders") approving the request to be permitted under the Company's Rights Agreement, dated as of February 12, 2008, as amended by Amendment No. 1 thereto dated September 5, 2024, by and between the Company and Equiniti Trust Company, LLC (f/k/a American Stock Transfer and Trust Company) to increase Kanders' beneficial ownership to up to an additional 5,940,700 shares of Common Stock, which when combined with Kanders' current beneficial ownership, would be approximately 32.9% of the Company's outstanding shares of Common Stock. Such approval set forth in the Exemption Letter is conditioned upon, and subject to, among other things: (i) Kanders not increasing his beneficial ownership to in excess of 32.9% of the Company's outstanding shares of Common Stock; and (ii) Kanders increasing his beneficial ownership to up to 32.9% of the Company's outstanding shares of Common Stock, if at all, on or before the twenty-four month anniversary of the date of the Exemption Letter.

Furthermore, in the event that Kanders reduces his beneficial ownership to below 9.9% of the Company's outstanding shares of Common Stock, the Exemption Letter shall immediately terminate and Kanders would need to obtain a new approval from the Company's Board of Directors before seeking to again increase his beneficial ownership to in excess of 9.9% of the Company's outstanding shares of Common Stock.

Mr. Kanders is the Company's Executive Chairman of the Board of Directors and a member of the Company's Board of Directors.

The foregoing description of the Exemption Letter is qualified in its entirety by reference to the full text of the Exemption Letter, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b). As of the date of this Schedule 13D, Mr. Kanders may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of 7,073,821 shares of Common Stock, constituting approximately 17.9% of the outstanding shares of Common Stock, which is comprised of: (i) 4,143,927 shares of Common Stock owned directly by Mr. Kanders; (ii) 1,528,465 shares of Common Stock held by Kanders GMP Holdings, LLC ("Holdings"), of which Mr. Kanders is a majority member and a trustee of the manager of Holdings; (iii) options to purchase an aggregate of 1,155,997 shares of Common Stock which were previously granted under the Company's 2015 Stock Incentive Plan and are presently exercisable; (iv) 1,935 shares of Common Stock that Mr. Kanders may be deemed to beneficially own as UTMA custodian for one of his children; (v) 125,221 shares of Common Stock held by Mr. Kanders' spouse in a UTA Trust Account of which Mr. Kanders is the sole trustee; (vi) 17,832 shares of Common Stock that Mr. Kanders may be deemed to beneficially own as joint tenancy with rights of survivorship; and (vii) 100,444 shares of Common Stock that are beneficially owned by Mr. Kanders' spouse. Mr. Kanders (i) has the sole power to direct the vote and disposition of 6,973,377 shares of Common Stock; and (ii) shares with his spouse the power to direct the voting and disposition of 100,444 shares of Common Stock.

The amount reported above as being beneficially owned by Mr. Kanders excludes (i) options to purchase 750,000 shares of common stock that are not presently exercisable and not exercisable within 60 days of the date hereof; (ii) a stock award of 500,000 shares of restricted Common Stock which were previously granted under the Company's 2015 Stock Incentive Plan and all of which shall vest if on or before March 4, 2032, the Fair Market Value (as defined in the 2015 Stock Incentive Plan) of the Common Stock shall have equaled or exceeded $50.00 per share for twenty consecutive trading days; and (iii) a stock award of 500,000 shares of restricted Common Stock which were previously granted under the Company's 2015 Stock Incentive Plan of which (A) 250,000 shares shall vest if on or before March 14, 2033, the Fair Market Value (as defined in the 2015 Stock Incentive Plan) of the Common Stock shall have equaled or exceeded $15.00 per share for twenty consecutive trading days, and (B) 250,000 shares shall vest if on or before March 14, 2033, the Fair Market Value (as defined in the 2015 Stock Incentive Plan) of the Common Stock shall have equaled or exceeded $18.00 per share for twenty consecutive trading days.

The percentage of shares of Common Stock reported as being beneficially owned by Mr. Kanders is based upon 39,557,821 shares of Common Stock outstanding as of the date of this Schedule 13D, which includes: (i) 38,401,824 shares of Common Stock outstanding as of May 1, 2025, as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Commission on May 8, 2025; and (ii) options to purchase an aggregate of 1,155,997 shares of Common Stock which were previously granted under the Company's 2015 Stock Incentive Plan and that are presently exercisable.
Number of shares as to which each person has sole or shared power to vote or dispose: The response to Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: No transactions in the shares of the Issuer's Common Stock have been effected by the Reporting Person during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement, other than the Reporting Person's spouse with respect to the 100,444 shares of Common Stock as to which they have shared voting and dispositive power.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to include the following:

The disclosure set forth in Item 4 of this Schedule 13D with respect to the Exemption Letter is incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to include the following:

1. Letter to Warren B. Kanders dated May 29, 2025

## Signatures
- Warren B. Kanders: /s/ Warren B. Kanders, Warren B. Kanders (06/02/2025)
- Kanders GMP Holdings, LLC: /s/ Warren B. Kanders, Warren B. Kanders / Managing Member (06/02/2025)